On July 15, 2015, Calvert Tax-Free Responsible Impact Bond Fund launched Class C, Class I and Class Y shares.

Class C has no front-end sales charge. If a shareholder sells shares within the first year, the shareholder pays a 1.00% contingent deferred sales charge. Class C has an annual 1.00% 12b-1 fee. Class C generally requires a minimum $2,000 investment.

Class I is an institutional share class that generally requires a minimum $1,000,000 investment. Class I has no sales load or 12b-1 fees.
Class Y shares are sold without any initial sales load or contingent deferred sales load. Class Y has no 12b-1 fee. Class Y generally requires a minimum $2,000 investment. Class Y shares are generally available only to wrap or similar fee-based programs offered by financial intermediaries that have entered into an agreement with Calvert Investment Distributors, Inc., the Funds distributor, to offer Class Y shares to their clients.